Entergy: Focusing on Today and the Future
Bank of America Merrill Lynch
2012 Power and Gas Leaders Conference
September 20, 2012
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1 1
Caution Regarding Forward-looking Statements and
Caution Regarding Forward-looking Statements and
Regulation G Compliance
Regulation G Compliance
In this presentation, and from time to time, Entergy Corporation makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011, (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 and (iii) Entergy’s other reports and filings made under the
Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami;
(e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against
Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this presentation and subsequent securities filings; and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders.
This presentation includes the non-GAAP measures of debt to capital, excluding securitization debt, gross liquidity and operational non-fuel operation and maintenance expense when describing Entergy’s results of operations and financial performance.  We have prepared reconciliations of these measures to the most directly comparable
GAAP measures. These reconciliations can be found on slides 40 41. Further information about these measures can be found in Entergy’s investor earnings releases, which are posted on our website at www.entergy.com.

2 2 2
Additional Information and Where to Find It
Additional Information and Where to Find It
ITC and Mid South TransCo LLC (“Transco”) will file registration statements with the Securities and Exchange
Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about
Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from
Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161
or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-
946-3000.

3 3 3
Entergy
Entergy
Entergy’s Scope of Operations
Entergy’s Businesses
•
30,000 MW electric generating capacity
•
One of the nation’s leading nuclear generators
•
2.8 million utility customers
•
More than $11 billion revenues
•
~15,000 employees
Utility
•
6 vertically integrated electric utilities
(5 retail regulators)
•
4 contiguous states – Arkansas, Louisiana,
Mississippi, Texas
•
~21,000 MW generating capacity
•
More than 15,800 miles high-voltage
transmission lines
Entergy Wholesale Commodities
6 nuclear units owned at 5 sites (5,011 MW)
2 gas, 1 gas / oil facilities (1,340 MW¹)
2 wind facilities (80 MW¹)
2 coal facilities (181 MW¹)
1 nuclear plant managed (800 MW)
Focus:
Focus:
Safety, Operational Excellence
Safety, Operational Excellence
and Portfolio Management
and Portfolio Management
1 EWC’s ownership interest

4 4 4
Utility
Utility
The Foundation
•
Safety and operational
excellence
What We’re Working On
•
Regulatory agenda
•
Storm recovery
•
MISO
•
Transmission business
spin-merge with ITC
What’s Ahead
•
Capital plan management
•
Regulatory constructs

5 5 5
An Active Regulatory Agenda
An Active Regulatory Agenda
Texas
•
PUCT issued final order in ETI’s rate case in Sep 2012; reflects a 9.8% return on equity and a $27.7M base rate increase (ongoing EPS effect ~$0.01)
•
Awaiting Staff proposal on purchased power capacity rider; baseline amount determined in rate case
Louisiana
•
Revised 2011 test year FRPs filed
Sep 2012; remain pending
-
New rates effective Sep 2012,
subject to refund
•
Base rate case filings to be made
by Jan 2013
Mississippi
•
Revised 2011 test year FRP filed
Apr 2012; remains pending
•
Hinds cost recovery through
rider approved Aug 2012; DOJ
review ongoing
•
MPSC inquiry on electric utility
ROE methodology opened Aug
2012
New Orleans
•
2011 test year FRP filed May
2012; remains pending
•
Seeking possible renewal or
extension of FRP (current 3-year
term ends with 2011 test year)
Arkansas
•
Hot Spring acquisition approved
Jul 2012, with cost recovery
through capacity rider; DOJ
review ongoing
•
Next base rate case expected to
be filed in 1Q13
General Regulatory Update

6 6 6
Liquidity and Recovery Options Available
Liquidity and Recovery Options Available
to Fund Hurricane Isaac Costs at Affected Utilities
to Fund Hurricane Isaac Costs at Affected Utilities
Preliminary Restoration Costs
$M
Company Estimated Amount
EAI 10
EGSL 70 – 90
ELL 240 – 300
EMI 30 – 40
ENOI 50 – 60
Total 400 – 500
Sources of Liquidity
As of Aug 31, 2012; $M
Company
Cash and
Cash
Equiv
Funded
Storm
Reserves
Line of
Credit
Capacity
EAI 7 170
EGSL 177 87 150
ELL 185 187 200
EMI 24 32 70
ENOI 16
ETI 57 150
SERI
Other 53
Total utility
companies
322
740
All other 603 1,747
1
Total
1,106
2,487
Storm Cost Recovery Options
•
Accessing funded storm reserves
•
Securitization or other alternative
financing
•
Traditional retail recovery on an
interim and permanent basis
•
Insurance, to the extent coverage
is available and deductibles are
met
1 Board-authorized $500 million commercial paper program provides an alternative to revolver borrowings
322
503

7 7 7
Doing Our Part to Keep Rates Low
Doing Our Part to Keep Rates Low
Net Benefits
1.1 – 1.4
Trade
Benefits
0.8
Value
Added
Benefits
0.8
Admin
Costs
(0.2)
Transmission
Cost Range
(0.3) to 0
2010 Present Value – ETR Analysis
$B for 2013 – 2022; Filed May 12, 2011
Assumes All Utility OpCos Move to MISO
MISO Proposal
Entergy
Service
Territory
Joining MISO Benefits
All Stakeholders

8 8 8
MISO Preferred RTO Option for Customers
MISO Preferred RTO Option for Customers
MISO continues to offer superior benefits for our
customers and pursuit of SPP at this juncture cannot
be feasibly implemented in 2013
Operating, mature “Day 2” market that will produce significant savings for Utility customers
Path forward for all the Operating Companies following EAI’s departure from the System Agreement in 2013
Cost allocation methodology with important protections for the
Operating Companies’ customers
Significant enhancements to governance model to respond to concerns of certain regulators
Continue to believe MISO is the best alternative for our customers:

9 9 9
The Next Step, Complete Transmission Independence
The Next Step, Complete Transmission Independence
Utility
OpCos
Entergy
Wholesale
Commodities
Entergy
Shareholders
Illustrative
Mid South
TransCo LLC
(New Holdco)
ITC
Shareholders
ITC Merger
Sub
Transco Subs
Proposed Spin-Merge of Transmission Business
ITC After ETR After
$700M
recapitalization
(pre-close)
ETR and
OpCos
reduce
debt by
$1.775B
$1.775B debt
transferred
with assets
Trust
Up to ~5%
ITC Shares
ITC
Shares
ETR
Shares
ETR
Shares
~5%
ITC Shares`
Expected closing in 2013
Entergy Shareholders will own stock in two companies
– Generation
– Distribution
– Retail
customer
service
– Transmission

10 10 10
The Benefits to Customers and Other Stakeholders
The Benefits to Customers and Other Stakeholders
•
Improves access to capital for transmission business and focuses financial resources solely on transmission system performance
•
Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business
•
Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on transmission system performance, planning and operations
•
Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process
•
Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties
•
Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible
•
Provides proven business model for owning and operating transmission systems
•
Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets
Operational
Excellence
Financial
Flexibility
and Growth
Independence
Fosters
Regional
Planning

11 11 11
Transmission Spin-Merge: Our Case Underway
Transmission Spin-Merge: Our Case Underway
Witness Topic
Bill Mohl (LA) /
Charles Rice (NO)
ITC transaction benefits jurisdiction’s customers, providing superior business model, operational excellence and financial strength
Theo Bunting ITC transaction benefits all stakeholders, particularly in an era of grid modernization, and explains that this is the
right transaction, at the right time and with the right party
Phillip May ITC transaction is in the public interest
Michael Tennican ITC transaction is a sound strategy for responding to industry trends and expected capital requirements
Jay Lewis ITC transaction is cost effective
Richard Riley ITC’s singular focus on transmission provides operational efficiencies and regional planning
Richard Sergel ITC’s superior business model best supports national policies and broad regional electric grid
Joseph Welch ITC’s independent approach to transmission investment promotes a regional view and open and transparent collaboration with
all stakeholders
Johannes
Pfeifenberger
An independent transmission company’s planning perspective
could provide benefits from “strategic” transmission projects, the types of projects that ITC would be uniquely positioned to plan, develop and implement
Requests for Approval of Change of Ownership of Electric Transmission Businesses
LA Filed 9/5/12 (Docket U-32538)
NO Filed 9/12/12 (Docket UD-12-01)

Short-
Short-
and Long-run Benefits Will Offset a Modest
and Long-run Benefits Will Offset a Modest
Change in Retail Customers’
Change in Retail Customers’
Bills
Bills
Typical Residential Monthly Bill (1,000 kWh)
Base Case Scenario, 2014; $
Illustrative
Estimated bill effect resulting from
FERC rate construct
Base Case Scenario
Examples of potential benefits not
included:
0
20
40
60
80
100
ELL EGSL ENOI
MISO’s 2011 Transmission Expansion Plan
(“Business as Usual” case), with various
refinements
Transmission investments that facilitate
competitive markets
Production cost savings from greater
dispatch flexibility
Capacity cost savings from access to
broader markets
Regional planning view
Addition of new generation
Continued
Entergy
ownership
12

13 13 13
Now and What’s Ahead: Prudently Managing
Now and What’s Ahead: Prudently Managing
the Utility Capital Investment Plan
the Utility Capital Investment Plan
Utility Capital Investment Plan
2012E – 2014E; % of Total – Prepared Jan 2012
$6.0B
Other
Transmission
Other Generation
Portfolio
Transformation
Potential Investment Opportunities
•
New Generating Capacity
-
Acquire or contract with merchant
capacity
-
Construct and/or repower generating
facilities, potentially on existing
Entergy Utility sites
•
Environmental
-
Install controls to comply with new
laws and regulations (e.g.,
Mercury and Air Toxics Standards /
MATS, Clean Air Interstate Rule /
CAIR, Clean Air Visibility Rule /
CAVR)
•
Transmission Investments
•
Other Infrastructure Requirements
1 Does not include the effect of increased cost estimate for the Grand Gulf uprate project, which increased ~$120M (total including South Mississippi Electric
Power Assoc’s share) or investment resulting from Hurricane Isaac
0%
25%
50%
75%
100%
12E 14E
–

14 14 14
(120)
(91)
0
322
Strategy and Recovery Mechanisms Key
Strategy and Recovery Mechanisms Key
Illustrative
Regulatory Mechanisms for Cost Recovery
X%
X%
Formula Rate Plans Special Riders
Funded Storm Reserves
X%
X%
Earned
Re-set
2005 2012
Storm
balance
Cash
Reserves
•
Non-fuel O&M
•
Maintenance capital
•
Acquisitions
•
Capacity costs
•
Emission costs
•
Energy efficiency
•
Renewables
Earned
Re-set
Storm Balances/Reserves
$M as of Jun 30
(except cash
reserves as of Aug 31)

15 15 15
Allowed Return on Equity Important;
Allowed Return on Equity Important;
Opportunity to Earn Even More So
Opportunity to Earn Even More So
FRP Filed Return on Equity
2011; %
Book Return on Equity
2011; %
2011 TY FRP pending
Seeking
FRP
extension
To file rate cases
by Jan 2013
Expected
to file
rate case
in 1Q13
2009
2009
Rate case
final order
Sep 2012
Last Authorized
ROE
Reflects electric operations only
Last Authorized
FRP ROE Range
ROE inquiry
initiated
Aug 2012
0
3
6
9
12
15
18
EGSL ELL EMI ENOI
0
3
6
9
12

EAI ETI SERI

16 16 16
0
10
20
30
40
0
10
20
30
40
The Universal Bottom Line: Affordable Rates
The Universal Bottom Line: Affordable Rates
Utility Average Residential Customer Rates
2011; ¢ per kWh
Sources: EIA, internal analysis
Note: Regulated utilities, excluding primarily hydro-electric
Utility Average Residential Customer Rates with $30/mt Carbon Tax
2011; ¢ per kWh
ELL
EMI EGSL EAI ENOI ELL ETI
EGSL
EMI EAI
ENOI
ETI

17 17 17
Entergy Wholesale Commodities
Entergy Wholesale Commodities
The Foundation
•
Safety and operational
excellence
What We’re Working On
•
Portfolio management,
hedging strategy
What’s Ahead
•
Option value
•
Nuclear plant license
renewal

18 18 18
Today, Cautiously Optimistic on Northeast
Today, Cautiously Optimistic on Northeast
Power Prices
Power Prices
Illustrative
Market response
Unit shutdown
Environmental regulation
Out-of-market regulation
Ongoing gas oversupply
Potential 5-year out
view for
NE power prices¹
Source: New York Independent System Operator, ISO New England, internal analysis
Current forward: ~$50
Upside: ~$80
Downside: ~$40
1 Includes energy and capacity
Historical Northeast Market Power Prices (Energy Only)
$/MWh; Rolling Averages
Rolling 365-day Spot
Potential for improvement in heat rates, capacity markets, natural gas markets
0
20
40
60
80
100
120
Jan-05 Jul-06 Jan-08 Jul-09 Jan-11 Jul-12

19 19 19
Commodity Prices –
Commodity Prices –
Potential Rebound through
Potential Rebound through
Capacity Pricing and/or Market Heat Rates
Capacity Pricing and/or Market Heat Rates
Today’s Challenges
•
Both NYISO and ISO-NE
– Excess demand resources
– Out-of-market entry rules
•
NYISO
– Single state ISO
– Short-term capacity markets
•
ISO-NE
– Keeping floor price mechanism
beyond FCA7
Long-term Perspective
•
Demand recovery (e.g., economic growth)
•
Supply response to low prices
– Retirement / mothballing of uneconomic units
– Opt out / lost interest from demand resources
•
Environmental regulations and cost pressure
combined with low gas prices
•
Market structural considerations
– Lower Hudson Valley zone
– Out-of-market entry rules
ISO New England Reserve Margins
2011 – 2020E; %
New York ISO Reserve Margins
2011 – 2020E; %
Total
Target Reserve
Margin Range
With Accelerated
Retirements
Illustrative Illustrative
Source: ISONE CELT report Source: NYISO Goldbook
0
10
20
30
40
11 12 13 14 15 16 17 18 19 20
0
10
20

11 12 13 14 15 16 17 18 19 20

20 20 20
Signposts for Improvement in the New York
Signposts for Improvement in the New York
Capacity Markets
Capacity Markets
NYISO Rest of State Capacity Price
6 month moving average; $/kW-mo
Material Upside in
NY Capacity Markets
Potential mitigation of
Astoria Energy 2,
Bayonne
Requires ISO error
correction, transparency
Re-evaluation of HTP
Complaint against HTP
mitigation determination,
offer floor
Bayonne
and
AE2
Market design
under revision
Potential
Upside
Illustrative
Forward
Capacity
Markets
Source: NYISO auction results
FERC docket EL12-98
FERC decision EL11-42
FERC decision EL11-50
Supply reaction (mothballing,
retirements)
0
1
2
3
4
5
07 08 09 10 11 12 13 14 15

21 21 21
Our Point-of-view: Heat Rate Forwards Undervalued
Our Point-of-view: Heat Rate Forwards Undervalued
Northeast Average Market Heat Rate
12 month moving average; Btu/kWh
Undervalued Forward
Heat Rates
Heat Rates rise with
declining gas prices
Illustrative
Source: Derived from third party forward market data
0
3,000
6,000
9,000
12,000
15,000
08 09 10 11 12 13 14 15 16
5-10%
Heat Rate
Upside
Market Heat Rate Upside
Supply response to low
prices
-
Retirement /
mothballing of
uneconomic units
-
Opt out / lost interest
from demand
resources
Environmental
regulations and cost
pressure combined with
low gas prices
Demand recovery (e.g.,
economic growth)

22 22 22

60
65
70
1/1 3/1 5/1 7/1 9/1 11/1
2011
10
20
30
40
50
1/1 3/1 5/1 7/1 9/1 11/1
200
450
700
950
1,200
1/1 3/1 5/1 7/1 9/1 11/1
0
1,000
2,000
3,000
4,000
5,000
1/6 3/6 5/6 7/6 9/6 11/6
2012 EIA Demonstrated Capacity
Max Attained Design Capacity
2011 5 Yr Avg
Natural Gas –
Natural Gas –
Recent Rationalization…
Recent Rationalization…
A Bottom Reached?
A Bottom Reached?
Storage Surplus
Gradually Eroding
U.S. Production Flatline?
Clearing Mechanism
Thus Far?
Gas Production
Total Gas Rigs; #
Power Generation Demand
Daily U.S. Power Generation; Bcf/d
Gas Storage Levels
Total U.S. Weekly Storage Level; Bcf
2012
Gas Production
U.S. Production; Bcf/d
2011
2010
2012
2010
Isaac Impact
2012
2010
2011
Source: EIA, internal analysis Source: Ventyx, internal analysis
Source: Ventyx, internal analysis Source: Smith Bits, internal analysis

23 23 23
0
20
40
60
80
100
0
20
40
60
80
100
Bal 12E 13E 14E 15E 16E
Hedging Strategies Protect Near-term Value,
Hedging Strategies Protect Near-term Value,
While Retaining Longer-term Option
While Retaining Longer-term Option
% Revenue Contracted
3
EWC Nuclear Contracted Revenues
Balance of 2012E – 2016E; as of Jun 30, 2012
Price, $/MWh
1 Assumes successful license renewal and uninterrupted normal operation at all plants
2 Includes contracted and merchant energy and capacity revenues, based on market prices as of
8/31/12
3 Reflects updated capacity sold forward that removes Vermont Yankee’s earlier allocations from
Forward Capacity Auctions for the delivery periods from Jun 2013 through May 2015
% of Projected Revenues Contracted
1
Under Contractf
Projected Revenue
(as of 8/31/12)
Optimizing hedge timing,
volumes and products
around POV
Market Price
(as of 8/31/12)
Cap operational and
liquidity risks
Allow for market upside
Cap downside, allow for
market upside
Maximize liquidity,
optimize timing, minimize
transaction costs
Mitigate operational risk,
lower UC costs
Using portfolio length,
including RISEC
Firm products with call
options for post-license
renewal volumes
Optimizing UC / LD mix
Larger volumes of collars
2
Average Revenue
1, 3

24 24 24
Also Ahead, Securing Long-term Operations
Also Ahead, Securing Long-term Operations
at Indian Point, Benefiting Us and the Region
at Indian Point, Benefiting Us and the Region
Study findings – impacts
associated with IPEC’s closure
include:
Source: An Assessment of Energy Needs in
Westchester County, a study prepared by Howard
J. Axelrod, PhD, prepared for The Business
Council of Westchester and the Westchester
Business Alliance (Sep 7, 2012)
•
NYISO identified multiple
reliability needs during the
study period (2013-2022),
even with IPEC remaining
in service through 2022
•
If IPEC is retired in 2016,
reliability violations would
occur immediately (base
case forecast assumptions)
-
Transmission analysis:
thermal violations
-
Under stress
conditions, voltage
performance degraded
Source: 2012 Reliability Needs Assessment
prepared by the New York Independent System
Operator (Sep 18, 2012)
Conclusion:
•
“All alternatives for
replacing IPEC are limited
and costly …each will
result in higher electric
prices for everyone in
New York State... [which]
will have adverse impacts
on the state’s economy...”
•
“[Politicians and
policymakers] should be
under no illusions that
closing IPEC will be
painless. It will not be.”
Source: The Center for Energy Policy and the
Environment at the Manhattan Institute report,
The Economic Impacts of Closing and
Replacing the Indian Point Energy
Center,
prepared by Jonathan A. Lesser, President,
Continental Economics (Sep 2012)
•
Higher electric prices
•
Loss of system reliability
and voltage support
•
Deteriorating air quality
•
Loss of employment and
economic output
Selected findings:

25 25 25
Entergy
Entergy
The Foundation
•
Safety, operational
excellence, portfolio
management
What We’re Working On
•
Financial strength and
flexibility
What’s Ahead
•
Actively engaged on
opportunities

26 26 26
Entity Rating (Outlook)
1
Rating (Outlook)
1
Entergy
Stable
BBB (Negative) Baa3 (Stable)
EAI
Stable
A- (Negative) A3 (Stable)
EGSL
Stable
BBB+ (Negative) A3 (Stable)
ELL
Stable
A- (Negative) A3 (Stable)
EMI
Stable
A- (Negative) Baa1 (Stable)
ENOI
Stable
BBB+ (Negative) Baa3 (Stable)
ETI
Stable
BBB+ (Negative) Baa2 (Stable)
SERI
Stable
BBB+ (Negative)
Baa1
Baa2 (Stable)
1 Entergy reflects Corporate Credit / Issuer rating; Operating Companies reflect Senior Secured ratings
Credit Health Is Important
Credit Health Is Important
Debt to Capital, excluding Securitization Debt
2007 – 2011; %
Gross Liquidity
(Cash and Cash Equivalents + Revolver Capacity)
2007 – 2011; $B
Debt to capital
Year-end storm reserve escrow
account balance
Credit Ratings
57
59
56 55 55
0
20
40
60
80
07 08 09 10 11
3.0
2.6
3.2
3.6
2.7
0
1
2
3
4
5
07 08 09 10 11

27 27 27
Near-term Earnings Affected by Current Low Prices,
Near-term Earnings Affected by Current Low Prices,
Timing of Investment / Rate Actions
Timing of Investment / Rate Actions
Illustrative
2013 EPS Considerations –
Preliminary
Driver Note
Sales growth /
weather
Regulatory
outcomes
Level of
investment
Non-fuel O&M
expense
Can vary from year to year depending on timing of expenditures, asset acquisitions, pension discount rate, etc.
Price Commodity markets, including prices for energy and capacity, as well as hedging strategies
Capacity Factor 4 planned RFOs in 2013 vs 3 in 2012
Depreciation,
Decomm
Expenses Nuclear fuel trend; spending pressure
Vermont Yankee
Effective income
tax rate
Can vary from year to year and between business segments
(ranged 17% 34% over last 5 years)
Ongoing expenses (depr, fuel, RFO amortiz) reduced as a result of
2012 impairment $0.14 in 2012, $0.11 in 2013
Declining useful life for nuclear assets, reduction in ARO liability /
decommissioning expense recorded in 2Q12 $0.16
Investment timing – acquisitions and construction projects can affect
AFUDC, rate actions; Grand Gulf uprate, W3 SGR to be completed in 2012;
See Regulatory and Investment Outlook slide
in Appendix I
See Regulatory and Investment Outlook slide
in Appendix I
$(0.09) negative weather YTD 2Q12, $(0.18) included in revised guidance midpoint; 1 – 1.25% normalized weather-adjusted over time

28
In Conclusion
In Conclusion
The Foundation What We’re Working On What’s Ahead
•
Safety, operational
excellence
•
Regulatory agenda
•
Storm recovery
•
MISO
•
Transmission business
spin-merge with ITC
•
Capital plan
management
•
Regulatory constructs
•
Safety, operational
excellence
•
Portfolio management,
hedging strategy
•
Option value
•
Nuclear plant license
renewal
•
Safety, operational
excellence, portfolio
management
•
Financial strength and
flexibility
•
Pipeline of strategic
initiatives across the
company that:
Utility
EWC
Entergy

Bank of America Merrill Lynch 2012 Power and Gas Leaders Conference September 20, 2012 Entergy: Focusing on Today and the Future

30 30 30 Appendix I Appendix I Additional Information Additional Information

31 31 31
Utility –
Utility –
Regulatory and Investment Outlook
Regulatory and Investment Outlook
Co Regulatory Calendar / Investment Considerations
EAI
•
Pending Hot Spring acquisition
•
File base rate case by 1Q13 (10 month statutory time limit)
EGSL
•
Outcome of 2011 TY FRP filing (effective 9/1/12)
•
File base rate case by Jan 2013 (12 month statutory time limit)
ELL
•
Outcome of 2011 TY FRP filing (effective 9/1/12)
•
Waterford 3 steam generator replacement project (target in-service year end
2012 and concurrent rate adjustment)
•
File base rate case by Jan 2013 (12 month statutory time limit)
EMI
•
Pending Hinds acquisition
•
Outcome of 2011 TY FRP filing (effective 6/1/12)
•
2012 TY FRP filing (effective 6/1/13)
ENOI
•
Outcome of 2011 TY FRP filing (effective 10/1/12)
•
Seeking extension of FRP that expired with 2011 TY
ETI
•
$27.7M base rate increase (effective 6/30/12; ongoing $0.01/sh impact)
•
Evaluation of next steps ongoing
SERI
•
Grand Gulf uprate in rate base beginning with Jul 2012 cost of service
Other
•
Recovery of Isaac storm restoration costs; some regulatory lag may be experienced
Utility Rate Actions and Investment Considerations for 2013

32 32 32
0
500
1,000
1,500
2,000
2,500
08 09 10 11 12E 13E 14E
Utility –
Utility –
Non-fuel O&M Trends
Non-fuel O&M Trends
Utility Non-fuel O&M / Refueling Outage Expenses
2008 – 2014E; $M
Historical Illustrative
Drivers
•
Varying compensation and
benefit costs (e.g., pension
discount rates)
•
Increased costs associated
with power plant
acquisitions
•
Spending on energy
efficiency programs (offset
in revenue)
~2 – 4%
¹
Annual
Growth
Rate
(can vary
by year)
1 Excludes expenses associated with the transmission spin-merge initiative, which are classified as
“special” and not included in operational earnings

33 33 33
Northeast Markets –
Northeast Markets –
Forward Energy and Power Prices
Forward Energy and Power Prices
Northeast Nuclear Fleet Forward Energy Prices
Jan 2011 – Aug 2012; Around-the-clock $/MWh; Excludes Palisades
NYISO Auction-cleared Capacity Prices
For delivery Jun 2010 – Oct 2012; $/kW-mo
Source: Published prices per NYISO
Spot Auction
Monthly
Strip
ISO-NE Capacity Prices
For delivery Jun 2010 – May 2016; $/kW-mo
Source: Published prices per ISO-NE
1 ISO-NE accepted VY’s bid to delist for the Jun 2015 – May 2016 FCA #6 and retroactively for the Jun 2013 – May 2014 FCA #4
YTD 2012
$34
Bal 2012
$36
At 8/31/12
Cal 2013
$39
1 Trading in calendar year 2012 forward contracts ended by 12/31/11; the balance of the year price by 8/31/12 reflects the forward contracts from Oct through Dec 2012
Source: Derived from third party data service
Forward Capacity Auctions
Reconfiguration Auctions
Monthly Auctions
1
1

34 34 34
Northeast Markets –
Northeast Markets –
New York Zone A Market Prices and Heat Rates
New York Zone A Market Prices and Heat Rates
NYISO Zone A
ATC Forward Prices ($/MWh)
NYISO Zone A
Implied Delivered Heat Rate (Btu/kWh)
Source: Derived from third party data service
YTD 2012
~10,800
Bal 2012
~9,800
Cal 2013
~8,700
YTD 2012
$27
Bal 2012
1
$32
Cal 2013
$33
At 8/31/12
At 8/31/12
1 Trading in calendar year 2012 forward contracts ended by 12/31/11; the balance of the year price by 8/31/12 reflects the forward contracts from Oct through Dec 2012
Source: Derived from third party data service
25
35
45
55
01/11 04/11 07/11 10/11 01/12 04/12 07/12
6,000
7,000
8,000
9,000
01/11 04/11 07/11 10/11 01/12 04/12 07/12

35 35 35
Northeast Markets –
Northeast Markets –
New York Zone G Market Prices and Heat Rates
New York Zone G Market Prices and Heat Rates
NYISO Zone G
ATC Forward Prices ($/MWh)
NYISO Zone G
Implied Delivered Heat Rate (Btu/kWh)
Source: Derived from third party data service
YTD 2012
~12,100
Bal 2012
~11,500
Cal 2013
~10,600
YTD 2012
$36
Bal 2012
¹
$37
Cal 2013
$41
At 8/31/12
At 8/31/12
1 Trading in calendar year 2012 forward contracts ended by 12/31/11; the balance of the year price by 8/31/12 reflects the forward contracts from Oct through Dec 2012
Source: Derived from third party data service
35
45
55
65
01/11 04/11 07/11 10/11 01/12 04/12 07/12
8,000
9,000
10,000
11,000
12,000
01/11 04/11 07/11 10/11 01/12 04/12 07/12

36 36 36
Northeast Markets –
Northeast Markets –
New England Market Prices and Heat Rates
New England Market Prices and Heat Rates
ISO-NE MASS Hub
ATC Forward Prices ($/MWh)
ISO-NE MASS Hub
Implied Delivered Heat Rate (Btu/kWh)
Source: Derived from third party data service
YTD 2012
~9,900
Bal 2012
~9,400
Cal 2013
~8,800
YTD 2012
$33
Bal 2012
1
$38
Cal 2013
$40
At 8/31/12
At 8/31/12
1 Trading in calendar year 2012 forward contracts ended by 12/31/11; the balance of the year price by 8/31/12 reflects the forward contracts from Oct through Dec 2012
Source: Derived from third party data service
35
45
55
65
01/11 04/11 07/11 10/11 01/12 04/12 07/12
7,500
8,500
9,500
10,500
01/11 04/11 07/11 10/11 01/12 04/12 07/12

37 37 37
EWC –
EWC –
Nuclear Fuel Trends
Nuclear Fuel Trends
Nuclear Fuel Projections
2011 – 2015E; $M
1
Uranium Price, Production and Demand
Production (lbs)
Demand (lbs)
Current Market Price Levels
Appear to Support Sufficient
Future Production Capacity
Price
Source: The Ux Consulting Company, LLC (UxC) (production and demand); Trade Tech (price)
Illustrative
0
150
120
90
60
30
0
250
200
150
100
50
Expense (pre-tax)
Capital Spend
$5 $8/MWh
(2012E – 2015E)
Note: Assumes successful license renewal and uninterrupted normal operation at all plants
11 12E 13E 14E 15E
05 06 07 08 09 10 11 12E 13E 14E 15E 16E

38 38 38
0

400
600
800
1,000
1,200
1,400
08 09 10 11 12E 13E 14E
EWC –
EWC –
Non-fuel O&M Trends
Non-fuel O&M Trends
EWC Non-fuel O&M / Refueling Outage Amortization
2008 – 2014E; $M
Special items
Nuclear
Non-
nuclear
History Illustrative
Drivers
•
Varying compensation
and benefit costs (e.g.,
pension discount rates)
•
Higher NRC fees and new
regulatory requirements
•
Workforce planning
•
Acquisition of Rhode
Island State Energy Center
at end of 2011
Note: Assumes successful license renewal and uninterrupted normal operation at all plants
1 Excludes VY impairment recorded in 2012, which was classified as a special and excluded from operational earnings, excludes purchased power expense
~2 – 4%
Annual
Growth
Rate
(can vary
by year)
1

39 39 39 Appendix II Appendix II Regulation G Reconciliations Regulation G Reconciliations

40 40 40
Regulation G Reconciliations
Regulation G Reconciliations
Table 1: Entergy Consolidated Debt to Capital, Excluding Securitization Debt and Gross Liquidity
Reconciliation of GAAP to Non-GAAP Measures
2007 – 2011
($ in millions)
2007 2008 2009 2010 2011
Gross debt (a) 11,123 12,279 12,014 11,816 12,387
Less securitization debt (b) 330 310 838 931 1,071
Gross debt, excluding securitization debt (c) 10,793 11,969 11,176 10,885 11,316
Total capitalization (d) 19,297 20,557 20,939 20,623 21,629
Less securitization debt (e) 330 310 838 931 1,071
Total capitalization, excluding securitization debt (f) 18,967 20,247 20,101 19,692 20,558
Debt to capital ratio (a)/(d) 57.6% 59.7% 57.4% 57.3% 57.3%
Debt to capital ratio, excluding securitization debt (c)/(f) 56.9% 59.1% 55.6% 55.3% 55.0%
Cash and cash equivalents (g) 1,254 1,920 1,710 1,294 694
Revolver capacity (h) 1,730 645 1,464 2,354 2,001
Gross liquidity (g)+(h) 2,984 2,565 3,174 3,648 2,695

41 41 41
Regulation G Reconciliations
Regulation G Reconciliations
Table 2: Entergy Wholesale Commodities Non-fuel O&M
Reconciliation of GAAP to Non-GAAP Measures
2009 and 2010
($ in millions)
2009 2010
As-reported Non-fuel O&M
(a)
1,058 1,195
Less Special Items
Non-utility nuclear spin-off expenses 48 117
Total Special Items
(b)
48 117
Operational Non-fuel O&M
(a)-(b)
1,010 1,078
1
Non-fuel O&M is defined as operation, maintenance and refueling expenses, excluding fuel and investments in wind generation accounted for under the equity method of accounting
2
Includes non-utility nuclear spin-off dis-synergies and expenses for outside services to pursue the previously planned spin-off in 2009 and 2010 and the charge in connection with the business unwind in
2010
1
2